Exhibit 99.1

Nexters enters agreements to acquire three gaming companies investing $100 million to expand in midcore genres

January 27, 2022 -- Limassol, Cyprus -- An international gaming company Nexters Inc. (Nasdaq: GDEV) announced its first-ever series of acquisition and investment deals as a publicly traded company in relation to Cubic Games, RJ Games, and Royal Ark. With a total upfront investment of around $100 million, Nexters will bring the world’s No. 3 mobile first-person shooter Pixel Gun 3D and other titles within its product offering, amplifying Nexters’ position in midcore, the leading segment of mobile gaming. Through the allocated funding and its expertise in midcore, Nexters aims to propel the companies’ future growth on the international markets. All transactions are expected to be financed by a mix of Nexters’ cash on balance and a new share issuance1.

With the deals, Nexters aims at accelerating its product growth strategy and laying the groundwork of its consolidation mission. By expanding its portfolio of midcore games, the company expects to enlarge its player base and significantly cement its presence in the segment, which accounts for almost 50% of the time and 60% of the money spent in mobile gaming2.

●	Published by Cubic Games, Pixel Gun 3D is the world’s No. 3 mobile first-person shooter by monthly audience with a substantial potential for further growth. With this title, Nexters will enter the mobile shooter market which is estimated at more than $3 billion in 2021[3] and is the leader in players’ time spent[4].

●	Puzzle Breakers by RJ Games will provide an opportunity to gain a significant position in the sizable segment of the puzzle RPG genre thanks to the game’s high-quality art and engaging core gameplay.

●	Royal Ark’s survival RPG titles - Dawn of Zombies and Shelter Wars - will diversify Nexters’ portfolio with games in a growing zombie setting, and will contribute to accumulating expertise in new genres and niches for the company.

As a result of the agreed transactions, hundreds of talented game creators, backed by veteran founders and managers will join Nexters, thus enabling substantial scaling potential within its group of studios. The company’s integration team plans to help these studios to adjust their strategy for further growth by sharing Nexters’ knowledge in development, monetization, marketing and other areas. The company expects that, due to the synergies and the contribution of Nexters expertise, the studios have the potential to increase their historical bookings by more than three times, which would result in around $130 million added to the group’s annual bookings in 2024.

“We are excited to announce the inaugural M&A deals of Nexters as a public company, showing proof of our ambition to consolidate the gaming industry in the Russian-speaking region,” says Andrey Fadeev, CEO and co-founder of Nexters. “We believe these deals, combined, are one of the largest gaming M&A transactions in the region, and will create a strong foundation for further consolidation.

There are hundreds of gaming studios with origins from Russia, Ukraine, Belarus and other parts of Eastern Europe. This region has always been famous for its talent, passion and capability to influence the global gaming industry. We have a lot in common and we all create great games, played and adored by millions of people all over the world.

I warmly welcome the teams to the Nexters family and I sincerely believe we will see more like-minded companies joining us in the future to hit the road together.”

Cubic Games deal rationale and transaction details

Cubic Games is the publisher of Pixel Gun 3D, a No. 3 mobile first-person multiplayer shooter game by monthly players with over 170 million cumulative downloads since its release in 2013, mostly coming from the United States and other developed markets. The game has a strong community, which mostly joined the game organically due to its popularity and viral effect. Around 5.5 million users played Pixel Gun 3D every month during 2021. With Pixel Gun 3D, Nexters will enter the mobile shooter market which is estimated at more than $3 billion in 20213 and is the leader in players’ time spent4.

Both Pixel Gun 3D and Cubic Games are owned by Gracevale Ltd. Gracevale contracts Lightmap studio for Pixel Gun 3D as a developer. The overall team behind Pixel Gun 3D exceeds 90 talented game creators. Key personnel of the companies brings more than a decade of mobile games development expertise into Nexters, with the key management team expected to remain after the closing of the acquisition.

In 2021, Cubic Games expects to generate around $26 million of bookings according to Cubic Games unaudited non-IFRS management accounts. After the acquisition, the team will focus on the enhancement of the title and build up of the advanced user acquisition function, using Nexters extensive expertise in marketing and analytics to get it ready for further scaling in international markets.

More information about Cubic Games: http://cubicgames.com

More information about Lightmap: https://lightmap.ru

Transaction details

Nexters will acquire 100% of the issued share capital of Gracevale Ltd. for a total consideration of $70 million on a cash and debt free basis, and subject to certain KPIs. The acquisition will be financed by both cash on balance and newly issued equity1. The deal includes an upfront consideration of 85% and a deferred consideration subject to certain conditions. Up to 1,448,270 newly issued shares1 in Nexters Inc. are to be issued as part of payment of the total consideration.

As part of the transaction, Nexters will also acquire Lightmap Studio. After the transaction is completed, Lightmap will enter the Nexters group of companies and will proceed to take part in the development of Pixel Gun 3D. The transaction is expected to be completed in Q1 2022.

RJ Games deal rationale and transaction details

RJ Games is owned by MX Capital Limited. Founded in 2013, RJ Games is a veteran game development studio which has a vast experience in developing social games in various genres - from casual adventure to strategy games. Now the team, which consists of more than 150 people, is primarily focused on Puzzle Breakers, a new mobile midcore game having a fortunate mix of genres, RPG and puzzles, combining great scale associated with match-3 with deep monetization of RPG.

In Puzzle Breakers, players will play match-3 puzzles to control the heroes and perform attacks on enemies on the battlefield. The game has been in production since 2019 and features high-end visuals and elaborated gameplay. Puzzle Breakers is now soft-launched in a limited number of regions on Android and is planned for the official release in Q2 2022.

Nexters’ M&A approach, which is based on cooperation and synergy, will allow RJ Games to leverage Nexters’ expertise in midcore and casual to launch and scale Puzzle Breakers on the international markets.

More information about RJ Games: https://rj-games.com

Transaction details

Nexters will acquire 48.8% of the issued share capital of MX Capital Limited from Everix Investments Limited. The initial consideration for the acquired stake will be $15 million. Further earn-out payments of up to $35 million may increase the consideration depending on achievement of certain agreed metrics by MX Capital Limited.

Nexters has agreed with the remaining shareholder of MX Capital Limited, MSRJ LTD, to put and call options allowing Nexters to consolidate 100% in MX Capital Limited in the first half of 2024. The price payable under the put and call options depends on achievement of certain agreed KPI’s by MX Capital Limited. Option arrangements also envisage earn-out payments to the founders based on performance metrics. The initial acquisition of 48.8% will be financed by cash on balance and further acquisition(s) upon execution of options will be payable by cash and newly issued equity1 of Nexters and will be based on a discount to a projected future enterprise valuation of Nexters

As part of the transaction, Nexters will also provide a loan to MX Capital Limited in the amount of up to $46 million that will be secured by a pledge of shares in MX Capital Limited owned by the remaining shareholder. The loan will be provided in four tranches. The first tranche of up to $11 million will be provided on or about completion of the transaction, whereas all other tranches will be conditional on achievement of certain KPIs by MX Capital Limited.

The transaction is expected to be completed in Q1 2022.

Relationship of the parties

Everix Investments Limited owns 48.8% of the share capital of MX Capital Limited, which represents the share capital being acquired. Everix Investments Limited is also a shareholder of Nexters Inc, owning 38% of Nexters Inc shares, representing 38% of the voting rights.

Royal Ark deal rationale and transaction details

Royal Ark is the brand under which Castcrown Limited publishes two games - Dawn of Zombies and Shelter War. It is also the name of the team, which is led by a gaming industry veteran Leonid Sirotin and stands behind the development of Dawn of Zombies. The second game of the publisher, Shelter War, is being developed by the team Game Gears which is led by a gaming industry veteran Alexander Vashchenko. The overall number of employees in both teams exceeds 170 game creators with vast experience in game development.

Dawn of Zombies is a survival game with RPG elements. Though the game was released in 2019/2020 (Android/iOS) and is still in an early stage of development, it has already built a loyal core community and enjoys a stable and strong inflow of organic players. Shelter War, a bunker management and survival game with RPG elements in a post-nuclear setting, was released in 2021. With both games, Nexters will help Royal Ark to scale its games on the international market.

In 2021, Royal Ark generated around $9 million of bookings according to Royal Ark’s unaudited non-IFRS internal data. After the acquisition, the team will focus on the scaling of user acquisition globally, leveraging Nexters expertise.

More information about Royal Ark: https://royalarkgames.com

More information about Game Gears: https://www.gamegears.online

Transaction details

Nexters will acquire approximately 49.5% of the issued share capital of Castcrown Limited for a total purchase price of $4.95 million on a cash and debt free basis. The acquisition will be financed by cash on balance.

As part of the transaction, Nexters will also provide a convertible loan to Castcrown Limited in the amount of up to $16 million. The loan will be provided in two tranches. The first tranche in the amount of $7.5 million will be provided on or about completion of the transaction, whereas the second tranche in the amount of $8.5 million will be conditional on achievement of certain KPIs by Castcrown Limited. The conversion price will depend on achievement of certain agreed metrics by Castcrown Limited and will be based on a discount to a projected future enterprise valuation of Nexters

Nexters has agreed with the remaining shareholders and founders of Castcrown Limited to put and call options allowing Nexters to consolidate 100% in Castcrown Limited. The call option may be exercised no later than by 1 July 2026. The put option may be exercised from 1 July 2026 to 1 October 2026. The price payable under the put and call options depends on achievement of certain agreed metrics by Castcrown Limited and will be based on a discount to a projected future enterprise valuation of Nexters. As consideration for the call options, Nexters will pay the remaining founders an amount not exceeding $2 mln. The share acquisition(s) upon execution of options will be payable by cash and a stake in Nexters.

The transaction is expected to be completed in Q1 2022.

1 The Nexters Inc. shares will not, at the time of their issuance, be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

2 In 3Q 2021 according to AppAnnie

3 According to AppAnnie

4 In 9M 2021 according to AppAnnie

Conference call and webcast

Nexters will host a conference call and webcast to discuss the Acquisitions today at 9:00 a.m. U.S. Eastern Time (5:00 p.m. Moscow time, 2:00 p.m. London time).

To participate in the conference call, please use the following details:

Standard International:	+44 (0) 2071 928000
UK (toll free):	08003767922
UK (local):	08445718892
USA (toll free):	18669661396
USA (local):	16315107495
Russian Federation (toll free):	81080023575011
Russian Federation (local):	74959907235
Conference ID:	6715816

Webcast: https://edge.media-server.com/mmc/p/ida2uegs

About Nexters

Nexters is an international game development company which strives to introduce the joy of core gaming experiences to casual players. Thanks to such hit games like Hero Wars, Throne Rush, and others the company reached over 200 million installs worldwide and became one of the top five independent mobile game companies in Europe. Headquartered in Cyprus, Nexters is built upon a team of 800+ inspired gaming professionals. Please find more information about Nexters at https://nexters.com and follow Nexters on LinkedIn and Twitter.

Contacts:

Media

Andrey Akimov | Chief Communications Officer

aa@nexters.com

Investor Relations

Roman Safiyulin | Chief Corporate Development Officer

r.safiyulin@nexters.com

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the registration statement on Form F-1 filed by the Company on September 22, 2021 and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.